Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-275898

Pricing Supplement Dated April 25, 2024 To the Product Prospectus Supplement ERN-EI-1, the Prospectus Supplement and the Prospectus, each Dated December 20, 2023	$916,000 Notes Linked to a Basket of Equity Indices, Due April 30, 2029 Royal Bank of Canada

Royal Bank of Canada is offering the Notes (the "Notes") linked to the performance of a weighted basket (the "Basket") consisting of three indices (each, a "Basket Component").
Basket Component	Initial Level(1)
S&P 500® Index ("SPX")	5,048.42
EURO STOXX 50® Index (“SX5E”)	4,939.01
Nikkei 225 Index (“NKY”)	37,628.48
(1) The Initial Level of each Basket Component was its closing level on the Trade Date.
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The Basket Component with the best performance between the Trade Date and the Valuation Date will receive a 60% weighting, the Basket Component with the second-best performance will receive a 30% weighting, and the Basket Component with the lowest performance will receive a 10% weighting. Accordingly, the actual weight of each Basket Component that will be used to determine the return on the Notes will not be known until the Valuation Date.

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If the Basket Percentage Change (which will be determined based on the weightings determined on the Valuation Date) is positive, the Notes will provide a positive return that is equal to the Basket Percentage Change, subject to a Maximum Redemption Amount of 152% of the principal amount of the Notes.

•	If the Basket Percentage Change is negative, you will receive the principal amount at maturity, and no additional payment.
•	Any payments on the Notes are subject to our credit risk.
•	The Notes do not pay interest.
•	The Notes will not be listed on any securities exchange.
Issue Date: April 30, 2024
Maturity Date: April 30, 2029
CUSIP: 78017FRF2
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-8 of this pricing supplement, and “Risk Factors” beginning on page PS-4 of the product prospectus supplement and on page S-3 of the prospectus supplement, each dated December 20, 2023.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public(1)	100.000%	$916,000
Underwriting discounts and commissions(1)	3.563%	$32,638.75
Proceeds to Royal Bank of Canada	96.437%	$883,361.25
(1) We or one of our affiliates may pay varying selling concessions of up to $40.00 per $1,000 in principal amount of the Notes in connection with the distribution of the Notes to other registered broker-dealers. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $960.00 and $1,000 per $1,000 in principal amount. RBC Capital Markets, LLC ("RBCCM") or one of its affiliates may also pay a referral fee to a broker-dealer that is not affiliated with us in an amount of up to 1.25% of the principal amount of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
The initial estimated value of the Notes as of the Trade Date was $927.50 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.
RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (the “Bank”)
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Reference Assets:
The Notes are linked to the value of a basket (the “Basket”) of three equity indices (each, a “Basket Component,” collectively, the “Basket Components”), which will be weighted as of the Valuation Date as described below. The Basket Components are set forth in the table on the cover page.

Denominations:	$1,000 and minimum denominations of $1,000 in excess thereof
Trade Date (Pricing Date):	April 25, 2024
Issue Date:	April 30, 2024
Valuation Date:	April 25, 2029
Maturity Date:	April 30, 2029
Redemption at Maturity (if held to maturity):
The investor will receive, for each $1,000 in principal amount of the Notes, an amount equal to the lesser of:
1.    $1,000 + ($1,000 x the Basket Percentage Change)
2.    Maximum Redemption Amount
If the Basket Percentage Change is negative, you will receive a cash amount equal to the principal amount only.

Basket Percentage Change:
The Basket Percentage Change, expressed as a percentage and rounded to two decimal places, will be equal to the sum of the Weighted Component Change for each Basket Component. The Weighted Component Change for each Basket Component will be determined as follows:
Component Weight x Component Percentage Change

Component Weights:
The Component Weight of each Basket Component will be determined on the Valuation Date:
1. The Basket Component with the highest Component Percentage Change will have a Component Weight of 60%.
2. The Basket Component with the second highest Component Percentage Change will have a Component Weight of 30%.
3. The Basket Component with the lowest Component Percentage Change will have a Component Weight of 10%.

Component Percentage Change:	For each Basket Component, the Component Percentage Change will equal:

P-2	RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
Initial Level:	With respect to each Basket Component, its closing level on the Trade Date, as set forth on the cover page of this document.
Final Level:	With respect to each Basket Component, its closing level on the Valuation Date.
Maximum Redemption Amount:	152% multiplied by the principal amount.
Calculation Agent:	RBCCM
U.S. Tax Treatment:
We intend to take the position that the Notes will be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments for U.S. federal income tax purposes. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences” which applies to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the issue date. The amount that you may receive upon sale of your Notes prior to maturity may be substantially less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the prospectus dated December 20, 2023).
Terms Incorporated in the Master Note:
All of the terms appearing on the cover page and above the item captioned “Secondary Market” in this section and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement, as modified by this pricing supplement.

P-3	RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023 and the product prospectus supplement dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and in the product prospectus supplement, each dated December 20, 2023, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm
Prospectus Supplement dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm
Product Prospectus Supplement ERN-EI-1 dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000114036123058558/ef20016910_424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.

P-4	RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
HYPOTHETICAL RETURNS
The examples set out below are included for illustration purposes only. The hypothetical Basket Percentage Changes used to illustrate the calculation of the payment at maturity (rounded to two decimal places) are not estimates or forecasts of the level of any Basket Component on the Valuation Date or on any trading day prior to the Maturity Date. All examples are based on the Maximum Redemption Amount of 152%, and assume that a holder purchased Notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date.
Example 1 —	Calculation of the payment at maturity where the Basket Percentage Change is positive.
	Basket Percentage Change:	20%
	Payment at Maturity:	$1,000 + ($1,000 x 20%) = $1,000 + $200 = $1,200
	On a $1,000 investment, a 20% Basket Percentage Change results in a payment at maturity of $1,200, a return of 20% on the Notes.
Example 2 —	Calculation of the payment at maturity where the Basket Percentage Change is positive (and the Payment at Maturity is subject to the Maximum Redemption Amount).
	Basket Percentage Change:	90%
	Payment at Maturity:	$1,000 + ($1,000 x 90%) = $1,000 + $900 = $1,900 However, the Maximum Redemption Amount is $1,520.
	On a $1,000 investment, a 90% Basket Percentage Change results in a payment at maturity of $1,520, a return of 52% on the Notes.
Example 3 —	Calculation of the payment at maturity where the Basket Percentage Change is negative.
	Basket Percentage Change:	-60%
	Payment at Maturity:	At maturity, even though the Basket Percentage Change is negative, you will receive the principal amount of your Notes at maturity.
	On a $1,000 investment, a -60% Basket Percentage Change results in a payment at maturity of $1,000, a return of 0% on the Notes.

P-5	RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
The table set forth below is included for illustration purposes only. The table illustrates the hypothetical Redemption Amount of the Notes for a hypothetical range of performance for the Basket, assuming the Maximum Redemption of 152% of the principal amount and an initial investment of $1,000.
The first column shows the hypothetical Basket Percentage Change. The second column shows the Redemption Amount for these hypothetical Basket Percentage Changes, expressed as a percentage of the principal amount of the Notes. The third column shows the Redemption Amount to be paid on the Notes per $1,000 in principal amount.
Hypothetical Basket Percentage Change	Redemption Amount as Percentage of Principal Amount	Redemption Amount per $1,000 in Principal Amount
100.00%	152.00%	$1,520.00
90.00%	152.00%	$1,520.00
80.00%	152.00%	$1,520.00
70.00%	152.00%	$1,520.00
60.00%	152.00%	$1,520.00
52.00%	152.00%	$1,520.00
50.00%	150.00%	$1,500.00
40.00%	140.00%	$1,400.00
30.00%	130.00%	$1,300.00
20.00%	120.00%	$1,200.00
10.00%	110.00%	$1,100.00
0.00%	100.00%	$1,000.00
-10.00%	100.00%	$1,000.00
-20.00%	100.00%	$1,000.00
-30.00%	100.00%	$1,000.00
-40.00%	100.00%	$1,000.00
-50.00%	100.00%	$1,000.00
-60.00%	100.00%	$1,000.00
-70.00%	100.00%	$1,000.00
-80.00%	100.00%	$1,000.00
-90.00%	100.00%	$1,000.00
-100.00%	100.00%	$1,000.00

P-6	RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
Hypothetical Determination of the Component Weights
These examples demonstrate how the Basket Components will be weighted in determining the Basket Percentage Change of the Basket.
Example 1. Two Basket Components increase in value, and one Basket Component decreases in value.
Basket Component	Hypothetical Initial Level	Hypothetical Final Level
Basket Component 1	100	120
Basket Component 2	100	105
Basket Component 3	100	90

In this example, Basket Component 1 has a Component Percentage Change of 20% (the highest Component Percentage Change), and will have a Component Weight of 60%. Basket Component 2 has a Component Percentage Change of 5% (the second highest Component Percentage Change), and will have a Component Weight of 30%. Basket Component 3 has a Component Percentage Change of -10% (the lowest Component Percentage Change), and will have a Component Weight of 10%.
Accordingly, in this example, the Basket Percentage Change of the Basket will equal 12.50%, calculated as follows:
(60% x 20%) + (30% x 5%) + (10% x -10%) =
12% + 1.50% + -1% = 12.50%
Basket Percentage Change: 12.50%
In this case, the return on the Notes would be 12.50%
Example 2. All three Basket Components decrease in value.
Basket Component	Hypothetical Initial Level	Hypothetical Final Level
Basket Component 1	100	80
Basket Component 2	100	75
Basket Component 3	100	70

In this example, Basket Component 1 has a Component Percentage Change of -20% (the highest Component Percentage Change, even though it decreased in value), and will have a Component Weight of 60%. Basket Component 2 has a Component Percentage Change of -25% (the second highest Component Percentage Change), and will have a Component Weight of 30%. Basket Component 3 has a Component Percentage Change of -30% (the lowest Component Percentage Change), and will have a Component Weight of 10%.
Accordingly, in this example, the Basket Percentage Change of the Basket will equal -22.50%, calculated as follows:
(60% x -20%) + (30% x -25%) + (10% x -30%) =
-12% + -7.5% + -3% = -22.50%
Basket Percentage Change: -22.50%
In this case, the return on the Notes would be $1,000 per $1,000 in principal amount.

P-7	RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the securities included in any Basket Component. These risks are explained in more detail in the section “Risk Factors” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms of the Notes
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You May Not Earn a Positive Return on Your Investment – The payment you will receive at maturity will depend on whether on the Basket Percentage Change. If the Basket Percentage Change is negative or equal to zero, you will not receive any positive return on the Notes and will only receive the principal amount.

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The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be as little as 0%, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you purchased one of our conventional senior interest bearing debt securities.

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Your Potential Payment at Maturity Is Limited — The Notes will provide less opportunity to participate in the appreciation of the Basket than an investment in a security linked to the Basket Components providing full participation in the appreciation, because the payment at maturity will not exceed the Maximum Redemption Amount. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the positive performance of the Basket Components.

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Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are our senior unsecured debt securities. As a result, your receipt of the amount due on the Maturity Date is dependent upon our ability to repay our obligations at that time. This will be the case even if the Basket Percentage Change is positive. No assurance can be given as to what our financial condition will be at the maturity of the Notes.

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Changes in the Level of One Basket Component May Be Offset by Changes in the Level of the Other Basket Components – A change in the level of one Basket Component may not correlate with changes in the level of the other Basket Components. The level of one Basket Component may increase, while the levels of the other Basket Components may not increase as much, or may even decrease. Therefore, in determining the value of the Basket as of any time, increases in the level of one Basket Component may be moderated, or wholly offset, by lesser increases or decreases in the level of the other Basket Components.

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The Component Weights Will Not Be Known Until The Valuation Date – The Component Weights of the Basket Components will be determined on the Valuation Date. You will not know the actual Component Weights until the Final Level of each Basket Component is determined on the Valuation Date. Even though the Component Weights will be determined based upon the best performing of the Basket Components, it is possible that each of the Basket Components will decrease in value over the term of the Notes, such that even the Basket Component with the highest Component Weight will have a negative return.

Risks Relating to the Secondary Market for the Notes
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There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any of our other affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to

P-8	RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.
Risks Relating to the Estimated Value of the Notes
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The Initial Estimated Value of the Notes Is Less than the Price to the Public — The initial estimated value that is set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the value of the Basket, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount, the referral fee and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount, the referral fee or the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined by RBCCM for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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The Initial Estimated Value of the Notes that Is Set Forth on the Cover Page of this Pricing Supplement Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
Risks Relating to Conflicts of Interest and Our Trading Activities
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Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Basket Components that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of a Basket Component, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with companies included in the Basket Components, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Basket Components. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the level of each Basket Component, and therefore, the market value of the Notes.

P-9	RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
Risks Relating to the Basket Components
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You Will Not Have Any Rights to the Securities Included in the Basket Components – As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in a Basket Component would have. The Final Levels of the Basket Components will not reflect any dividends paid on the securities included in the Basket Components; accordingly, any positive return on the Notes may be less than the potential positive return on those securities.

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An Investment in the Notes Is Subject to Risks Relating to Non-U.S. Securities Markets — Because foreign companies or foreign equity securities included in the SX5E and NKY are publicly traded in the applicable foreign countries and are denominated in non-U.S. currencies, an investment in the Notes involves particular risks. For example, the non-U.S. securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the U.S. or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the U.S., as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

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The Notes Will Not Be Adjusted for Changes in Exchange Rates — Although the equity securities composing the SX5E and NKY are traded in euro and Japanese yen, respectively, and the Notes are denominated in U.S. dollars, the amount payable on the Notes at maturity, if any, will not be adjusted for changes in these exchange rates. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the level of these indices, and therefore the Notes. The amount we pay in respect of your Notes on the maturity date will be determined solely in accordance with the procedures described in this document.

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Are Subject to Postponement Due to Market Disruption Events and Adjustments — The payment at maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

P-10	RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
INFORMATION REGARDING THE BASKET COMPONENTS
All disclosures contained in this pricing supplement regarding the Basket Components, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources prepared by the sponsors of the Basket Components. Such information reflects the policies of, and is subject to change by the sponsor. The sponsors have no obligation to continue to publish, and may discontinue publication of, the Basket Components. The consequences of an index sponsor discontinuing publication of a Basket Component are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes—Unavailability of the Level of the Reference Asset.” Neither we nor RBCCM accepts any responsibility for the calculation, maintenance or publication of any Basket Component or any successor index.
The S&P 500® Index ("SPX")
The SPX measures the performance of the large-cap segment of the U.S. market. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.
S&P calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.
Additional information regarding the SPX may be obtained from the SPX website: https://www.spglobal.com/spdji/en/indices/equity/sp-500/. We are not incorporating by reference the website or any material it includes in this document.
Eligibility Criteria
Stocks must meet the following eligibility factors to be considered eligible for the SPX:
Domicile. The issuer of the security must be a U.S.-domiciled company. The incorporation and/or registration, operational headquarters location and primary stock exchange listing are the principal factors determining country of domicile. Other factors considered include the geographic breakdown of revenue and assets, ownership information, location of officers, directors and employees, investor perception and other factors deemed to be relevant by the Index Committee. All final domicile determinations are subject to review by the Index Committee.
Security Filing Type. The company issuing the security satisfies the Securities Exchange Act's periodic reporting obligations by filing certain required forms for domestic issuers, such as but not limited to: Form 10-K annual reports, Form 10-Q quarterly reports and Form 8-K current reports.
Exchange Listing. The security must have a primary listing on one of the following U.S. exchanges: NYSE; Nasdaq Capital Market; NYSE Arca; Cboe BZX; NYSE American; Cboe BYX; Nasdaq Global Select Market; Cboe EDGA; Nasdaq Select Market; and Cboe EDGX. Over-the-counter (OTC) markets including Pink Open Market, do not satisfy this criterion.
Organizational Structure and Share Type. The issuer of the security must be a corporation (including equity and mortgage REITs) and the security must be common stock (i.e., shares). The following organizational structures and share types do not satisfy this criterion: business development companies; preferred stock; limited partnerships; convertible preferred stock; master limited partnerships; unit trusts; limited liability companies; equity warrants; closed-end funds; convertible bonds; exchange-traded funds; investment trusts; exchange-traded notes; rights; royalty trusts; American depositary receipts; and special purpose acquisition companies.
Tracking Stocks. Tracking stocks are not eligible for inclusion.
Multiple Share Classes. Effective with the September 2015 rebalance, consolidated share class lines will no longer be included in the SPX. Each share class line will be subject to public float and liquidity criteria individually, but the company’s total market capitalization will be used to evaluate each share class line. This may result in one listed share

P-11	RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
class line of a company being included in the SPX while a second listed share class line of the same company is excluded.
Market Capitalization. In order for a security to be eligible, the issuer of the security must have a total market capitalization of $15.8 billion or more.
Investable Weight Factor (IWF). A security must have an IWF of at least 0.10 as of the rebalancing effective date. The IWF is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders (i.e., shareholder who purchase shares for control and not investment). Control holders generally include, but are not limited to: officers and directors; private equity, venture capital and special equity firms; asset managers and insurance companies with direct board of director representation; shares held by another publicly traded company; holders of restricted shares; company-sponsored employee share plans/trusts, defined contribution plans/savings and investment plans; foundations or family trusts associated with the company; government entities at all levels except government retirement/pension funds; sovereign wealth funds; and any individual person listed as a 5% or greater stakeholder in a company as reported in regulatory filings (a 5% threshold is used as detailed information on holders and their relationship to the company is generally not available for holders below that threshold). In addition, treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights are not part of the float. In most cases, an IWF is reported to the nearest one percentage point. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares and no other control group holds 5% of the company’s shares, the index sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the index sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.
Liquidity. The security must trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date and have a float-adjusted liquidity ratio (defined as the annual dollar value traded divided by the float-adjusted market capitalization) greater than or equal to 0.75 at the time of addition to the SPX. Current constituents have no minimum requirement.
Financial Viability. The sum of the most recent four consecutive quarters’ Generally Accepted Accounting Principles (GAAP) earnings (net income excluding discontinued operations) should be positive, as should the most recent quarter. For equity real estate investment trusts (REITs), financial viability is based on GAAP earnings and/or Funds From Operations (FFO), if reported. For IPOs, the company must be traded on an eligible exchange for at least twelve months (for former SPACs, the index sponsor considers the de-SPAC transaction to be an event equivalent to an IPO, and twelve months of trading post the de-SPAC event are required before a former SPAC can be considered for inclusion in the SPX. Spin-offs or in-specie distributions from existing constituents do not need to be traded on an eligible exchange for twelve months prior to their inclusion in the SPX).
Index Construction
Index constituents are selected from the S&P Total Market Index, which measures the performance of the broad U.S. market and includes all eligible U.S. common equities. Constituent selection is at the discretion of the Index Committee and is based on the eligibility criteria. The SPX has a fixed constituent count of 500. Sector balance, as measured by a comparison of each Global Industry Classification Standard (GICS®) sector’s weight in the SPX with its weight in the S&P Total Market Index, in the relevant market capitalization range, is also considered in the selection of companies for the SPX.
The SPX is weighted by float-adjusted market capitalization. Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control holders.
Index Calculation
The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to

P-12	RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is explained further in the section "Index Maintenance" below.
Index Maintenance
Changes to index composition are made on an as-needed basis. There is no scheduled reconstitution. Rather, changes in response to corporate actions and market developments can be made at any time. Index additions and deletions are announced with at least three business days advance notice. Less than three business days’ notice may be given at the discretion of the Index Committee.
Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX and do not require index divisor adjustments.
To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.
Share counts are updated to the latest publicly available filings on a quarterly basis. IWF changes will only be made at the quarterly review if the change represents at least 5% of total current shares outstanding and is related to a single corporate action that did not qualify for the accelerated implementation rule, regardless of whether there is an associated share change. Certain mandatory actions, such as M&A driven share/IWF changes, stock splits and mandatory distributions, are implemented when they occur and not subject to a minimum threshold for implementation. Material share/IWF changes resulting from certain non-mandatory corporate actions follow the accelerated implementation rule.
Accelerated Implementation Rule
Public offerings. Public offerings of new company-issued shares and/or existing shares offered by selling shareholders, including block sales and spot secondaries, will be eligible for accelerated implementation treatment if the size of the event meets the materiality threshold criteria: (a) at least $150 million and (b) at least 5% of the pre-event total shares. In addition to the materiality threshold, public offerings must be underwritten, have a publicly available prospectus, offering document, or prospectus summary filed with the relevant authorities and have a publicly available confirmation from an official source that the offering has been completed. For public offerings that involve a concurrent combination of new company shares and existing shares offered by selling shareholders, both events are implemented if either of the public offerings represent at least 5% of total shares and US $150 million. Any concurrent share repurchase by the affected company will also be included in the implementation.
Dutch Auctions, Self-tender Offer Buybacks and Split-off Exchange Offers. These non-mandatory corporate action types will be eligible for accelerated implementation treatment regardless of size once the final results are publicly announced and verified by S&P Dow Jones Indices LLC (the "index sponsor").
For non-mandatory corporate actions subject to the accelerated implementation rule with a size of at least $1 billion, the index sponsor will apply the share change, and any resulting IWF change, using the latest share and ownership information publicly available at the time of the announcement, even if the offering size is below the 5% threshold.
All non-mandatory events not covered by the accelerated implementation rule (including but not limited to private placements, acquisition of private companies and conversion of non-index share lines) will be implemented quarterly coinciding with the third Friday of the third month in each calendar quarter.

P-13	RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
Accelerated implementation for events less than $1 billion will include an adjustment to the company’s IWF only to the extent that such an IWF change helps the new float share total mimic the shares available in the offering. To minimize unnecessary turnover, these IWF changes do not need to meet any minimum threshold requirement for implementation. Any IWF change resulting in an IWF of 0.96 or greater is rounded up to 1.00 at the next annual IWF review.
Index Governance
In addition to its daily governance of the SPX, at least once within any 12-month period, the Index Committee reviews its methodology to ensure the SPX continues to achieve its stated objectives and that the data and methodology remain effective. In certain instances, S&P Dow Jones Indices may publish a consultation inviting comments from external parties.
License Agreement
S&P® is a registered trademark of Standard & Poor’s Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P. “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of Standard & Poor’s Financial Services LLC. These trademarks have been sublicensed for certain purposes by us. The SPX is a product of S&P and/or its affiliates and has been licensed for use by us. The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Standard & Poor’s Financial Services LLC or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the SPX to track general market performance. S&P Dow Jones Indices’ only relationship to us with respect to the SPX is the licensing of the SPX and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The SPX is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the Notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing or calculating the SPX. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the SPX will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the SPX. It is possible that this trading activity will affect the value of the Notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

P-14	RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
EURO STOXX 50® Index (“SX5E”)
The SX5E is a free-float market capitalization-weighted index of 50 European blue-chip stocks that is calculated in euros. The 50 stocks included in the SX5E trade in euros and are allocated, generally based on their country of incorporation and primary listing of the security, to one of the following Eurozone countries: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. Companies allocated to a Eurozone country but not traded in euros are not eligible for inclusion in the SX5E. The SX5E was created by STOXX Limited, a part of Deutsche Börse Group. The SX5E was first published on February 26, 1998, with a base value of 1,000 as of December 31, 1991. Additional information regarding the SX5E may be obtained from the STOXX Limited website: stoxx.com. We are not incorporating by reference the website or any material it includes in this document.
Composition and Maintenance
The SX5E is composed of 50 component stocks of market sector leaders from within the 20 EURO STOXX® Supersector indices, which represent the Eurozone portion of the STOXX Europe 600® Supersector indices. The 20 supersectors from which stocks are selected for the SX5E are: Automobiles & Parts; Banks; Basic Resources; Chemicals; Construction & Materials; Consumer Products & Services; Energy; Financial Services; Food, Beverage & Tobacco; Health Care; Industrial Goods & Services; Insurance; Media; Personal Care, Drug & Grocery Stores; Real Estate; Retailers; Technology; Telecommunications; Travel & Leisure; and Utilities; although stocks from each of these supersectors are not necessarily included at a given time.
The composition of the SX5E is reviewed annually in September, based on the closing stock data on the last trading day in August. For each of the 20 EURO STOXX Supersector indices, eligible stocks are ranked in terms of free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding EURO STOXX Total Market Supersector Index. If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All stocks currently included in the SX5E are added to the selection list. All the stocks on the selection list are then ranked in terms of free-float market capitalization to produce the final index selection list. The largest 40 stocks on the selection list are selected; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60; if the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks.
Component changes are announced on the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the SX5E are made to ensure that the SX5E includes the 50 market sector leaders from within the Eurozone.
The free float factors for each component stock used to calculate the SX5E, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review. The free-float factor reduces the number of shares to the actual amount available on the market. All fractions of the total number of shares that are larger than or equal to 5% and whose holding is of a long-term nature are excluded from the index calculation.
Components are capped at a maximum weight of 10% quarterly.
Ongoing Maintenance
The selection list for the SX5E is updated on a monthly basis and is used to determine replacements for any stock deleted from the SX5E due to corporate actions. The selection list is determined based on data as of the last trading day of the previous month. Updates to free-float data applicable to selection lists are published on a quarterly basis in March, June, September and December.
Corporate actions (including mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the SX5E composition are announced immediately, implemented two trading days later and become effective on the next trading day after implementation.
A deleted stock is replaced immediately to maintain the fixed number of 50 stocks. The replacement is based on the latest selection list that is updated monthly.

P-15	RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
In case of merger and acquisition where a component stock is involved, the original stock is replaced by the new stock. If a stock is deleted from the SX5E in between the regular review dates but is still a component of the STOXX Regional TMI Index, then this stock will remain in the SX5E until the next regular review.
The component stocks of the SX5E are subject to a “fast exit” rule. A component stock is deleted if it ranks 75 or below on the monthly selection list and it ranked 75 or below on the selection list of the previous month.
The component stocks of the SX5E are also subject to a “fast entry” rule. All stocks on the latest selection list and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added if it qualifies for the latest selection list generated at the end of February, May, August or November and if it ranks within the lower buffer (between 1 and 25) on the selection list. If added, the stock replaces the smallest component stock.
In the case of a spin-off, if the original stock was a component stock, then each spin-off stock qualifies for addition if it lies within the upper buffer (between 1 and 40) on the latest selection list. The spin-off replaces the lowest ranked stock as determined by the selection list. Qualifying spin-off stocks are added in sequence: The largest qualifying spin-off stock replaces the original stock in the index, and so on.
Calculation of the SX5E
The SX5E is calculated with the “Laspeyres formula,” which measures the price changes in the component stocks against a fixed base quantity weight. The formula for calculating the SX5E value can be expressed as follows:
SX5E =	Free float market capitalization of the SX5E
Divisor
The “free float market capitalization of the SX5E” is equal to the sum of the products of the price, the number of shares, the free float factor and the weighting cap factor for each component stock as of the time the SX5E is being calculated.
The SX5E is also subject to a divisor, which is adjusted to maintain the continuity of the SX5E values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.
License Agreement
We have entered into a non-exclusive license agreement with STOXX providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by STOXX (including the SX5E) in connection with certain securities, including the Notes offered hereby.
The license agreement between us and STOXX requires that the following language be stated in this document:
STOXX has no relationship to us, other than the licensing of the SX5E and the related trademarks for use in connection with the Notes. STOXX does not:
•	sponsor, endorse, sell, or promote the Notes;
•	recommend that any person invest in the Notes offered hereby or any other securities;
•	have any responsibility or liability for or make any decisions about the timing, amount, or pricing of the Notes;
•	have any responsibility or liability for the administration, management, or marketing of the Notes; or
•	consider the needs of the Notes or the holders of the Notes in determining, composing, or calculating the SX5E, or have any obligation to do so.
STOXX will not have any liability in connection with the Notes. Specifically:
•	STOXX does not make any warranty, express or implied, and disclaims any and all warranty concerning:

P-16	RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
o	the results to be obtained by the Notes, the holders of the Notes or any other person in connection with the use of the SX5E and the data included in the SX5E;
o	the accuracy or completeness of the SX5E and its data; and
o	the merchantability and the fitness for a particular purpose or use of the SX5E and its data;
•	STOXX will have no liability for any errors, omissions, or interruptions in the SX5E or its data; and
•	under no circumstances will STOXX be liable for any lost profits or indirect, punitive, special, or consequential damages or losses, even if STOXX knows that they might occur.
The licensing agreement between us and STOXX is solely for their benefit and our benefit, and not for the benefit of the holders of the Notes or any other third parties.

Nikkei 225 Index (“NKY”)
The NKY is a stock index that measures the composite price performance of selected Japanese stocks. The formal name of the NKY is the Nikkei Stock Average. The NKY is based on 225 underlying stocks (the "Nikkei Underlying Stocks") trading on the Tokyo Stock Exchange ("TSE") representing a broad cross-section of Japanese industries. All 225 Nikkei Underlying Stocks are stocks listed in the Prime Market of the TSE. Stocks listed in the Prime Market of the TSE are among the most actively traded stocks on the TSE. Nikkei Inc. rules require that the 75 most liquid issues (one-third of the component count of the NKY) be included in the NKY. Nikkei Inc. was first calculated and published by the NKY beginning in 1970; prior to 1970, the TSE calculated the NKY.
The 225 companies included in the NKY are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. These six sector categories are further divided into 36 industrial classifications as follows:
•	Technology - Pharmaceuticals, Electrical Machinery, Automobiles, and Auto Parts, Precision Instruments, Telecommunications;
•	Financials - Banks, Other Financial Services, Securities, Insurance;
•	Consumer Goods - Fishery, Food, Retail, Services;
•	Materials - Mining, Textiles & Apparel, Paper and Pulp, Chemicals, Petroleum, Rubber, Glass & Ceramics, Steel, Nonferrous Metals, Trading Companies;
•	Capital Goods/Others - Construction, Machinery, Shipbuilding, Transportation Equipment, Other Manufacturing, Real Estate; and
•	Transportation and Utilities - Railroads and Buses, Land Transport, Marine Transport, Air Transport, Electric Power, Gas.
Constituents are deleted and added to the index to balance the number of constituents among these sectors.
Calculation of the NKY
The NKY is a modified, price-weighted index (i.e., a Nikkei Underlying Stock's weight in the NKY is based on its price per share rather than the total market capitalization of the issuer) which is calculated by (i) multiplying the per share price of each Nikkei Underlying Stock by the corresponding price adjustment factor for such Nikkei Underlying Stock, (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the "Divisor"). The Divisor was initially set at 225 for the date of May 16, 1949 (the date on which the TSE was reopened after World War II) using historical numbers from that date. The Divisor is subject to periodic adjustments as set forth below.
The price adjustment factor of a stock to be added to the index is 1. However, a value other than 1 may be assigned under some circumstances. The stock prices used in the calculation of the NKY are those reported by a primary market for the Nikkei Underlying Stocks (currently the TSE). The level of the NKY is currently calculated once every 5 seconds during TSE trading hours.

P-17	RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
In order to maintain continuity in the NKY in the event of certain changes due to non-market factors affecting the Nikkei Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the Divisor used in calculating the NKY is adjusted in a manner designed to maintain the continuity in the level of the NKY. Thereafter, the Divisor remains at the new value until a further adjustment is necessary as the result of another change.
Standards for Listing and Maintenance
The membership of the index is reviewed once per year, with a base date at the end of July, and the result becomes effective in the beginning of October. A Nikkei Underlying Stock may be deleted or added by Nikkei Inc. Any stock becoming ineligible for listing in the Prime Market of the TSE due to any of the following reasons will be deleted from the Nikkei Underlying Stocks, including the merger of the issuer with, or acquisition of the issuer by, another company, the delisting of the stock, or the transfer of such stock to a market other than the Prime Market. Nikkei Underlying Stocks with relatively low liquidity, based on trading value and rate of price fluctuation over the past five years, may be deleted by Nikkei Inc. Upon deletion of a stock from the Nikkei Underlying Stocks, Nikkei Inc. will select a replacement for such deleted Nikkei Underlying Stock in accordance with certain criteria. Replacements are generally chosen by the liquidity of companies in the same sector as the deleted company.
Property Rights and Disclaimers
The Nikkei Stock Average is the intellectual property of Nikkei Inc. "Nikkei," "Nikkei Stock Average," and "Nikkei 225" are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the NKY. Nikkei Digital Media, Inc., a wholly owned subsidiary of Nikkei Inc. calculates and disseminates the NKY under exclusive agreement with Nikkei Inc. Nikkei Inc. and Nikkei Digital Media Inc. are collectively the "Nikkei Index Sponsor."
The Notes are not in any way sponsored, endorsed or promoted by the Nikkei Index Sponsor. The Nikkei Index Sponsor does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of the NKY or the figure as which the NKY stands at any particular day or otherwise. The NKY is compiled and calculated solely by the Nikkei Index Sponsor. However, the Nikkei Index Sponsor shall not be liable to any person for any error in the NKY and the Nikkei Index Sponsor shall not be under any obligation to advise any person, including a purchase or vendor of the Notes, of any error therein.
In addition, the Nikkei Index Sponsor gives no assurance regarding any modification or change in any methodology used in calculating the NKY and is under no obligation to continue the calculation, publication and dissemination of the NKY.
License Agreement
We have entered into a non-exclusive license agreement with Nikkei, which will allow us and our affiliates, in exchange for a fee, to use the NKY in connection with this offering. We are not affiliated with Nikkei; the only relationship between Nikkei and us will be the licensing of the use of the NKY and trademarks relating to the NKY.
Nikkei is under no obligation to continue the calculation and dissemination of the NKY. The Notes are not sponsored, endorsed, sold or promoted by Nikkei. No inference should be drawn from the information contained in this document that Nikkei makes any representation or warranty, implied or express, to us, any holder of the Notes or any member of the public regarding the advisability of investing in notes generally, or in the Notes in particular, or the ability of the NKY to track general stock market performance.
Nikkei determines, composes and calculates the NKY without regard to the Notes. Nikkei has no obligation to take into account your interest, or that of anyone else having an interest, in the Notes in determining, composing or calculating the NKY. Nikkei is not responsible for, and has not participated in the determination of, the terms, prices or amount of the Notes and will not be responsible for, or participate in, any determination or calculation regarding the principal amount of the Notes payable at maturity. Nikkei has no obligation or liability in connection with the administration, marketing or trading of the Notes.
Nikkei disclaims all responsibility for any errors or omissions in the calculation and dissemination of the NKY or the manner in which the NKY is applied in determining any level of the NKY or any amount payable on the Notes.
NIKKEI DOES NOT GUARANTEE THE ACCURACY OR THE COMPLETENESS OF THE NKY OR ANY DATA INCLUDED IN THE NKY. NIKKEI ASSUMES NO LIABILITY FOR ANY ERRORS OR OMISSIONS.

P-18	RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
“Nikkei®” is a trademark of Nikkei. The Notes are not sponsored, endorsed, sold or promoted by Nikkei, and Nikkei makes no representation regarding the advisability of investing in the Notes.

P-19	RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
Historical Information
The graph below sets forth the information relating to the historical performance of each Basket Component for the period from January 1, 2014 through April 25, 2024. We obtained the information in the graphs from Bloomberg Financial Markets, without independent investigation.
SPX

6,000.00
5,000.00
4,000.00
3,000.00
2,000.00
1,000.00
0.00
Closing Levels
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Jan-22
Jan-23
Jan-24
Date

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

P-20	RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
SX5E

6,000.00
5,000.00
4,000.00
3,000.00
2,000.00
1,000.00
0.00
Closing Levels
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Jan-22
Jan-23
Jan-24
Date

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

P-21	RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
NKY

45,000.00
40,000.00
35,000.00
30,000.00
25,000.00
20,000.00
15,000.00
10,000.00
5,000.00
0.00
Closing Levels
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Jan-22
Jan-23
Jan-24
Date

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

P-22	RBC Capital Markets, LLC

Notes Linked to a Basket of Equity Indices Royal Bank of Canada
SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a general description of the material U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this document and is subject to any change in law that may take effect after such date.

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement and it supersedes the discussion of U.S. federal income taxation in the accompanying product prospectus supplement. It applies only to those holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. This discussion applies only to holders that will purchase the Notes upon original issuance and will hold the Notes as capital assets for U.S. federal income tax purposes. Further, this discussion does not address the tax consequences applicable to any holders under section 451(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

We intend to take the position that the Notes will be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period and adjustments in respect of the Notes will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount ("OID") on a hypothetical noncontingent debt instrument with that projected payment schedule. Under these rules, you will be required to include amounts in income during the term of the Notes, although we will not make any payments on the Notes until maturity.

This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) including the level of subordination, term, timing of payment and general market conditions, but excluding any adjustments for riskiness of the contingencies or liquidity of the Notes, and then determining a payment schedule as of the issue date that would produce the comparable yield. A projected payment schedule with respect to a note generally is a series of projected payments, the amount and timing of which would produce a yield to maturity on that note equal to the comparable yield.  This projected payment schedule and comparable yield are constructed solely for tax purposes, and does not constitute a representation of the amount of contingent payments (if any) that we will make on the Notes.

The amount of interest that you will be required to include in income during each accrual period for the Notes will equal the product of the adjusted issue price for the Notes at the beginning of the accrual period and the comparable yield for the Notes for such period, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments.  Any net differences between actual payments received by a holder on a Note in a taxable year and the projected amounts of those payments will be accounted for as additional interest (in the case of a net positive adjustment) or as an offset to interest income in respect of the Notes (in the case of a net negative adjustment), for that taxable year. If the net negative adjustment for a taxable year exceeds the amount of interest on the Notes for that year, the excess will be treated as an ordinary loss in that year, but only to the extent the holder's total interest inclusions

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Notes Linked to a Basket of Equity Indices Royal Bank of Canada
on the Notes exceed the total amount of any ordinary loss in respect of the Notes claimed by the U.S. holder under this rule in prior taxable years. Any net negative adjustment that is not allowed as an ordinary loss for the taxable year is carried forward to the next taxable year, and is taken into account in determining whether the U.S. holder has a net positive or negative adjustment for that year. Any net negative adjustment that is carried forward to a taxable year in which a holder sells or taxably disposes of the Notes reduces the holder's amount realized on the sale or other taxable disposition.

To obtain the comparable yield and projected payment schedule for your Note, you should call RBC Capital Markets, LLC toll free at 1-877-688-2301. You are required to use such comparable yield and projected payment schedule in determining your interest accruals in respect of your Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.  The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

The adjusted issue price of the Notes will equal the Notes’ original offering price plus any interest deemed to be accrued on the Notes (under the rules governing contingent payment debt instruments).  Special rules apply in determining interest accruals for a U.S. holder that purchases the Notes for an amount that differs from the Note's adjusted issue price at the time of the purchase and such holders are urged to consult with their tax advisor.

Special rules apply if one or more contingent payments become fixed prior to maturity.  If all remaining contingent payments become fixed substantially contemporaneously, applicable Treasury regulations provide that you should make adjustments to the prior and future interest inclusions in respect of your Notes over the remaining term for the Notes in a reasonable manner.  If one or more (but not all) contingent payments become fixed more than six months prior to the relevant payment date, applicable Treasury regulation provide that you should account for the difference between the original projected payments and the fixed payments by making an adjustment equal to the difference between the present value of the amount that is fixed and the projected amount of the contingent payment by discounting each amount from the date the payment is due to the date the payment becomes fixed, using a discount rate equal to the comparable yield on the debt instrument. Additionally, the projected payment schedule is modified prospectively to reflect the fixed amount of the payment.  You should consult your tax advisor regarding the application of these rules.

You will recognize gain or loss on the sale or maturity of the Notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in the Notes. In general, your adjusted basis in the Notes will equal the amount you paid to acquire the Notes, increased by the amount of interest income you have previously accrued in respect of the Notes (determined without regard to any of the positive or negative adjustments to interest accruals described above) and decreased by the amount of any projected payments in respect of the Notes through the date of the sale or exchange. The rules for determining the adjusted basis for holders who acquire the Notes at a price other than the adjusted issue price are complex, such holders should consult their tax advisors for assistance in determining their adjusted basis in the Notes.

Any gain you recognize on the sale or maturity of the Notes generally will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the Notes (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and thereafter, capital loss. The deductibility of capital losses is limited.

Backup Withholding and Information Reporting. Payments made with respect to the Notes and proceeds from the sale of the Notes may be subject to a backup withholding tax unless, in general, the holder complies with certain procedures or is an exempt recipient. Any amounts so withheld generally will be refunded by the Internal Revenue Service (“IRS”) or allowed as a credit against the holder's U.S. federal income tax, provided the holder makes a timely filing of an appropriate tax return or refund claim.

Reports will be made to the IRS and to holders that are not exempted from the reporting requirements.

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Notes Linked to a Basket of Equity Indices Royal Bank of Canada
Non-U.S. Holders. The following discussion applies to non-U.S. holders of the Notes. You are a non-U.S. holder if you are a beneficial owner of a Note and are for U.S. federal income tax purposes a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

Except as discussed below, payments made to a non-U.S. holder, and any gain realized on the sale or maturity of the Notes, generally should be exempt from U.S. federal income and withholding tax, subject to generally applicable exceptions set forth in the rules exempting “portfolio interest” from U.S. withholding tax (including the exception from portfolio interest treatment for interest determined by reference to a change in the value of property that would be treated as a "United States real property interest" within the meaning of Section 897(c) of the Code with respect to a non-U.S. holder), provided that (i) the holder complies with applicable certification requirements, which certification may be made on Form W-8BEN or W-8BEN-E (or a substitute or successor form) on which the holder certifies, under penalties of perjury, that the holder is not a U.S. person and provides its name and address, (ii) the payment or gain is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, the holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the Notes. In the case of (ii) above, the holder generally should be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder.  Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference, directly or indirectly, an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. The Bank has determined that non-U.S. holders should not be subject to withholding under Section 871(m) of the Code on payments under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Basket or the Notes (for example, upon a Basket Component rebalancing), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of one or more Basket Components or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), dividends, and other fixed or determinable annual or periodical gain, profits, and income (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution, or otherwise complies with the legislation.  In addition, the Notes may constitute a “financial account” for these purposes and, thus, be subject to information reporting requirements pursuant to FATCA.  FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a

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Notes Linked to a Basket of Equity Indices Royal Bank of Canada
certification identifying the direct and indirect substantial U.S. owners of the entity.  Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

The U.S. Treasury Department has proposed regulations that eliminate the requirement of FATCA withholding on payments of gross proceeds upon the sale or disposition of financial instruments of a type which can produce U.S. source interest or dividends.  The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization, and the discussion above assumes the proposed regulations will be finalized in their proposed form with retroactive effect.  If we (or the applicable withholding agent) determine withholding is appropriate with respect to the Notes, tax will be withheld at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. Therefore, if such withholding applies, any payments on the Notes will be significantly less than what you would have otherwise received. Depending on your circumstances, amounts withheld may be creditable or refundable to you. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.

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Notes Linked to a Basket of Equity Indices Royal Bank of Canada
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on April 30, 2024, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus dated December 20, 2023. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated December 20, 2023.
We will deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document. In addition to the underwriting discount set forth on the cover page, RBCCM or one of its affiliates will pay a referral fee to a broker-dealer that is not affiliated with us in an amount set forth on the cover page of this document. RBCCM or one of its affiliates may also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately twelve months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount, the referral fee or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may be a higher amount, reflecting the addition of RBCCM’s underwriting discount, the referral fee and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

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Notes Linked to a Basket of Equity Indices Royal Bank of Canada
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Basket Components. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value that is set forth on the cover page of this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Components, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting discount, the referral fee and our estimated hedging costs. These factors resulted in the initial estimated value for the Notes on the Trade Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.

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Notes Linked to a Basket of Equity Indices Royal Bank of Canada
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, as Canadian counsel to the Bank, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to the following limitations: (i) the enforceability of the Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws of general application affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Indenture is subject to general equitable principles, including the principle that the availability of equitable remedies, such as specific performance and injunction, may only be granted at the discretion of a court of competent jurisdiction; (iii) under applicable limitations statutes generally, including that the enforceability of the Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Indenture to be unenforceable as an attempt to vary or exclude a limitation period under such applicable limitations statutes; (iv) rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; and (v) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada and such judgment may be based on a rate of exchange in existence on a day other than the day of payment, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated December 20, 2023, which has been filed as Exhibit 5.3 to the Bank’s Form 6-K filed with the SEC dated December 20, 2023.

In the opinion of Ashurst LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of the Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and subject to general principles of equity, public policy considerations and the discretion of the court before which any suit or proceeding may be brought. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated December 20, 2023, which has been filed as Exhibit 5.4 to the Bank’s Form 6-K dated December 20, 2023.

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